UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

IMMUNE DESIGN CORP.

(Name of Subject Company)

IMMUNE DESIGN CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45252L103

(CUSIP Number of Class of Securities)

Carlos Paya, M.D., Ph.D.

President, Chief Executive Officer and Director

Immune Design Corp.

1616 Eastlake Ave E., Suite 310

Seattle, Washington 98102

(206) 682-0645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Laura Berezin, Esq.

Ben Beerle, Esq.

Cooley LLP

101 California St, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On February 21, 2019, Immune Design Corp. (“Immune Design”) and Merck & Co., Inc. (“Merck”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Cascade Merger Sub Inc., a wholly owned indirect subsidiary of Merck (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Immune Design common stock, for $5.85 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Immune Design (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Immune Design employee presentation, first used on February 21, 2019.

(ii)	Form of email communication to Immune Design partners, first used February 21, 2019.